Mail Stop 03-05

      January 4, 2005

Via U.S. Mail

Stephen H. Brammell, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
Harrah`s Entertainment, Inc.
One Harrah`s Court
Las Vegas, NV 89119

Re:		Harrah`s Entertainment, Inc.
		Amendment No. 1 to Form S-4 filed on December 20, 2004
		File No. 333-119836

Dear Mr. Brammell:

      We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Merger, page 47
1. We note your response to prior comment number 6; however, we also note from your disclosure at the top of page 53 that representatives of Deutsche Bank made a "financial presentation" at the special telephonic meeting of Harrah`s board of directors on July 14. Please clarify for us why you have not supplementally provided us with the materials prepared by Deutsche Bank in connection with that "financial presentation."

2. We reissue our prior comment number 14 in part. Refer to your statement in the penultimate paragraph on page 48 that Harrah`s and
Deutsche Bank discussed, among other things, "potential acquisition structures and a comparison of potential acquisition of Caesars with other acquisition opportunities" in June 2004. Also refer to your statement at the top of page 48 that around December 2003, Harrah`s was "in the process of analyzing and considering a number of potential acquisition and development opportunities." Your disclosure should specify the material alternative acquisition structures and other acquisition opportunities that the board considered at each of those times. Please revise as appropriate.

Opinion of Harrah`s Financial Advisor, page 59
3. We note your revisions in response to prior comment number 22.
To
the extent feasible, please also revise this section to elucidate what the accretion/dilution analysis on page 63 demonstrated. For example, in the last sentence, revise to indicate what the comparison there identified demonstrated.

Opinion of Caesars` Financial Advisor, page 65
4. We note your response to prior comment numbers 27 and 28.
Please
reconsider and briefly indicate what each of the analyses demonstrated to UBS or to the board of directors, as you have done with the text of Deutsche Bank`s opinion.

Selected Precedent U.S. Gaming Transactions, page 69
5. If feasible, please revise to discuss more specifically why UBS deemed these transactions as comparable to the foregoing merger.

Material United States Federal Income Tax Consequences, page 81
6. With respect to your revisions in response to prior comment number
30, and your statement on page 82 that the opinions are "subject to various other assumptions, limitations, qualifications and exceptions set forth in this joint proxy statement/prospectus and in the separate tax opinions of Latham & Watkins LLP and Skadden, Arps, Slate, Meagher, & Flom LLP...," supplementally confirm for us that you have disclosed all material assumptions, limitations, qualifications and exceptions to the opinion in this section of the prospectus, and revise the qualifying language in this paragraph as necessary to reflect that fact.


Exhibits 8.1 and 8.2
7. We note your response to prior comment number 40 but reissue the comment. Please revise the Latham & Watkins tax opinion (Exhibit 8.1) to delete the limitation on reliance -- i.e. delete the phrase
"rendered only to you," the word "solely," as well as the statement that the opinion "may not be relied upon by any other person, firm, or corporation for any purpose." Despite the exception that counsel noted in the last sentence of this paragraph, referring to the ability of persons to rely on the opinion in accordance with the federal securities laws, the limitations on reliance written into the first sentence should be eliminated as they are inappropriate and potentially confusing to the reader. Please similarly revise the penultimate paragraph of the Skadden Arps tax opinion (Exhibit 8.2).


*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Katherine Hsu at (202) 942-2856 or me at
(202)
942-2936 with any other questions.

      Regards,




Sara W. Dunton
      Branch Chief


cc: Charles K. Ruck, Esq. (via fax)
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Stephen H. Brammell, Esq.
Harrah's Entertainment, Inc.
January 4, 2005
Page 3